FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: ___________________


                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                                 Yes____        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 2 of this report furnished on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File No. 333-101979) and Form F-3 (File No. 333-122236), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1 Press Release: TTI Telecom Registration Statement Declared Effective, dated June 9, 2005.

2        Cash flow data for the three months ended March 31, 2005.*

* A translation from Hebrew.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        TTI Team Telecom International Ltd.



Date: June 20, 2005                     By:  /s/ Israel (Eli) Ofer
                                             ---------------------
                                             Israel (Eli) Ofer
                                             Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


1. Press Release: TTI Telecom Registration Statement Declared Effective, dated June 9, 2005.

2. Cash flow data for the three months ended March 31, 2005.*

* A translation from Hebrew.

                                    EXHIBIT 1




Corporate Contact:
--------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com
--------------------------------------------------

              TTI TELECOM REGISTRATION STATEMENT DECLARED EFFECTIVE
                      BY SECURITIES & EXCHANGE COMMISSION

Petach Tikva, Israel - June 9, 2005 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (`the Company'), a global supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) to communications service providers, today announced that the Securities and Exchange Commission declared effective on May 24, 2005, its Registration Statement on Form F-3 covering the resale of 12,980,778 Ordinary Shares issued upon the conversion its Series A Convertible Preferred Shares and warrants, including (i) 9,954,584 shares which may be issuable upon conversion of 6,636,389 Series A Convertible Preferred Shares and
(ii) 3,026,194 shares which are issuable upon the exercise of warrants. The registered number of shares covers a reserve of 50% to cover potential future changes in the conversion ratio, which is currently 1:1.



The Series A Convertible Preferred Shares and warrants were previously issued on January 3, 2005 to institutional and private investors in a private placement transaction that generated approximately $14.6 million in gross proceeds to the Company. Oppenheimer & Co., the placement agent for the transaction, was also issued warrants to purchase shares of TTI Telecom's common stock. Under the terms of the transaction, TTI Telecom agreed to file a registration statement covering the resale of the shares of common stock underlying its Series A Convertible Preferred Shares and warrants.



TTI Telecom will not receive any of the proceeds from the sale of its Ordinary Shares by the investors pursuant to the Registration Statement, but expects to receive approximately $7.6 million before expenses if the warrants are exercised for cash in full. There can be no assurance that the warrants will be exercised. Any proceeds received from the exercise of the warrants will used for working capital and general corporate purposes.



This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus included in the registration statement are available on the Securities and Exchange Commission's web site at www.sec.gov.





About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###




                                    EXHIBIT 2

IMPORTANT NOTE: The following table includes cash flow data for the three months ended March 31, 2004 and 2005, which was included as part of financial information, prepared in Hebrew and in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and denominated in New Israeli Shekels, or NIS provided by the Company to an Israeli shareholder and publicly disclosed in Israel by such shareholder. The table was translated from Hebrew. YOU SHOULD BE AWARE THAT THE FOLLOWING TABLE WAS PREPARED IN ACCORDANCE WITH ISRAELI GAAP AND NOT U.S. GAAP.

                                                     Year ended in         Months ended in March 31,
                                                      December 31,
                                                          2004                2004           2005
                                                          ----                ----           ----
                                                        Audited                          Not Audited
                                                        -------                          -----------
                                                                     (NIS in thousands)
Cash flows from operating activities:

Net loss                                              (124,429)               (18,387)       (21,078)

Adjustments required to reconcile net loss to
net cash provided by (used in) operating
activities (see breakdown in A below):                  63,397                (10,602)        15,014
                                                        ------                -------         ------

Net cash provided by (used in) operating
activities                                             (61,032)               (28,989)        (6,064)
                                                       --------               --------        -------

Cash flows from investing activities:

Investment in short-term bank deposits                  28,303                  5,735        (24,526)

Investment in long-term bank deposits                   (4,887)                (1,026)        (1,142)

Purchase of property and equipment                      (4,150)                (2,210)        (2,736)

Proceeds from sale of property and equipment               299                    -              403
                                                        --------            -----------      -------

Net cash provided by (used in) investing
activities                                              19,565                  2,499        (28,001)
                                                        --------            ----------       --------

Cash flows from financing activities:
Short-term bank credit                                   4,165                      -         (4,165)

Proceeds from exercise of options, net                       -                      -         58,100
                                                        -------               -------         ------
Net cash provided by (used in) financing
activities                                               4,165                      -         53,935
                                                         -----                -------         ------

Increase (Decrease) in cash and cash
equivalents                                            (37,302)               (26,490)        19,870

Cash and cash equivalents at the beginning of           60,874                 60,874         23,572
the year                                                ------                 ------         ------

Cash and cash equivalents at the end of the             23,572                 34,384         43,442
year                                                    ======                 ======         ======

                                                 Year ended in December 31,         Months ended in March 31,
                                                        2004                   2004           2005
                                                        ====                   ====           ====
                                                     Audited                             Not Audited
                                                     =======              ==========================
                                                                    (NIS in thousands)
(A) Adjustments required to reconcile
net loss to net cash provided by (used in)
operating activities:

Income and expenses that are not
involved in cash flows:

Realized loss (gain) on
available-for-sale

marketable securities                                    307                 (2,961)            (775)

Depreciation and amortization                         25,985                  5,040            2,818

Increase (decrease) in obligations for
severing employer/employee relationship, net            (942)                   225           (1,285)

Loss (gain) from sale of property and
equipment                                                (23)                     -             (313)

Decrease (increase) in trade receivables, net            110                   (134)             (22)

Increase (decrease) in long-term trade
receivables                                             (776)                  (773)             172

Deferred tax assets, net                               7,211                      -                -
                                                       -----                      -                -

                                                      31,872                  1,397              595
                                                      ------                  -----              ---

Changes in assets and liabilities:

Decrease (increase) in trade receivables              34,561                 (9,079)           4,903

Decrease (increase) in other accounts
receivable and prepaid expenses                       (2,075)                (3,398)           1,488

Increase (decrease) in trade payables                 (4,823)                 1,280           (1,149)

Increase (decrease) in other accounts payable
and accrued expenses                                   3,862                   (802)           9,177
                                                       -----                   -----           -----

                                                      31,525                (11,999)          14,419
                                                      ------                --------          ------

                                                      63,397                (10,602)          15,014
                                                      ======                ========          ======
Non-cash essential activity:
Classification of long term deposits as                5,062                    567            1,064
short-term investments                                 =====                =======           ======